SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

September 4, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

September 4, 2018

Company:	LINE Corporation
Representative:	Takeshi Idezawa, Representative Director and President
Stock Code:	3938 (First Section of the Tokyo Stock Exchange)
Headquarters:	Shinjuku-ku, Tokyo, Japan

LINE Corporation Announces Issuance of Zero Coupon Convertible Bonds Due 2023 and Zero Coupon Convertible Bonds Due 2025

TOKYO—LINE Corporation (NYSE:LN) (TOKYO:3938) announces issuance of Zero Coupon Convertible Bonds Due 2023 and Zero Coupon Convertible Bonds Due 2025.

LINE Corporation (hereinafter referred to as the “Company”) announces that it resolved at its meeting of the board of directors held on September 4, 2018 to issue Zero Coupon Convertible Bonds due 2023 (the “2023 Regulation S Bonds”) and Zero Coupon Convertible Bonds due 2025 (the “2025 Regulation S Bonds” and together with the 2023 Regulation S Bonds, the “Regulation S Bonds”), being bonds with stock acquisition rights (“Stock Acquisition Rights” (tenkanshasaigata shinkabu yoyakuken-tsuki shasai)) through an offering pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (“the Regulation S Offering”).

The Company also announces that, concurrently with the Regulation S Offering, it resolved at its meeting of the board of directors held on September 4, 2018 to issue Zero Coupon Convertible Bonds due 2023 (the “2023 Allotment Bonds”) and Zero Coupon Convertible Bonds due 2025 (the “2025 Allotment Bonds” and together with the 2023 Allotment Bonds, the “Allotment Bonds”), being bonds with substantially the same terms and conditions as the Regulation S Bonds, to NAVER Corporation (“NAVER”), the Company’s parent company, through a third-party allotment.

Background of the Issuance of the Regulation S Bonds and the Allotment Bonds (together, the “Bonds”)

The Company is a leading global platform for mobile messaging and communication services, content distribution and life and financial services. As of June 30, 2018, the Company’s monthly active users (“MAUs”) in Japan were 76 million and its aggregate MAUs in its four key countries of Japan, Taiwan, Thailand and Indonesia were 164 million.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

The Company’s core business segment includes advertising products and services as well as communication and content products and services, which it has monetized in its key countries while also enabling advertisers to more effectively promote their brands and amplify their visibility and reach. Through the strategic business segment, the Company has recently begun to invest in new ventures that it believes have the potential to contribute to its operating results over the medium- to long-term, particularly through its fintech businesses, including LINE Pay, as well as artificial intelligence (“AI”) and commerce-related businesses. The Company is pursuing new business opportunities, in many cases through collaboration with financial industry partners, in areas such as online securities brokerage, insurance sales, consumer loans and other financial services. In addition, the Company has focused on developing and strengthening its capabilities in AI, and it plans to promote adoption of its AI platform called LINE Clova. The Company plans to increase corporate value in the mid- to long-term by making significant investments in the promotion of its products and services, and the Company’s board of directors has accordingly resolved to issue the Bonds in order to procure the funds needed to pursue the above initiatives.

Use of Proceeds

The net proceeds from the issuance of the Bonds are estimated to be approximately ¥148 billion and are expected to be used by December 2021 primarily as follows:

(1)	approximately ¥100 billion for investments in the Company’s fintech businesses, including the following:

•

investments in the promotion of LINE Pay, the Company’s mobile payment service application, to establish itself as a widely-accepted payment service through advertising and sales promotion expenditures to increase the number of locations and merchants that accept LINE Pay, the number of LINE Pay user accounts and the volumes of money transfers and other transactions through LINE Pay; and

•

investments for working capital, systems infrastructure, personnel expenses, and strategic investments in Japan and abroad to finance the launch and operation of finance-related services that the Company aims to develop in the future.

(2)	approximately ¥48 billion for investments in the Company’s AI businesses, including the following:

•

investments in research and development and personnel expenses, outsourcing expenses and advertising expenses to strengthen the Company’s capabilities in AI, including Company-developed LINE Clova and other related services.

Purpose of the Issuance of the Bonds

The Company considered a number of financing options that would enable the Company to procure growth capital to flexibly pursue its fintech and AI business strategies at as low a cost as possible, while minimizing dilution of its earnings per share following the issuance of such securities. Upon deliberation, the Company determined that the issuance of the Bonds would be the most suitable for the following reasons:

(1)	Issuance of zero coupon convertible bonds would eliminate concerns regarding interest costs.

(2)	A conversion price set above the market price would reduce the impact of dilution on earnings per share following the issuance of the Bonds and conversions thereof.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

(3)

A soft call option pursuant to which the Company would be able to choose to redeem the Bonds early if the market price is not less than 130% of the conversion price for a certain period of time would allow the Company to enhance its capital by promoting the conversion of the Bonds into the Company’s shares (the “Shares”).

Principal Terms and Conditions of the Bonds:

Form and Denomination	The Bonds are issued in registered form in the denomination of ¥10,000,000 each.

Issue Price	Regulation S Bonds: 100.0% Allotment Bonds: 102.5%

Offer Price	Regulation S Bonds: 102.5% Allotment Bonds: 102.5%

Coupon	Zero.

Exercise of Stock Acquisition Rights	Subject to and upon compliance with the terms and conditions of the relevant series of the Bonds, any holder of a Bond may exercise the Stock Acquisition Right at any time during the period (i) from and including October 4, 2018 to, and including, the close of business (at the place where the Stock Acquisition Right is to be exercised) on September 6, 2023 in respect of the 2023 Regulation S Bonds and the 2023 Allotment Bonds and (ii) from and including October 4, 2018 to and including September 5, 2025 in respect of the 2025 Regulation S Bonds and the 2025 Allotment Bonds, in each case to acquire fully-paid and non-assessable Shares.

Redemption at Maturity	Unless previously redeemed or purchased and cancelled, and unless the Stock Acquisition Rights incorporated therein have previously been exercised, the Company will redeem the 2023 Regulation S Bonds and the 2023 Allotment Bonds at 100% of their principal amount on September 20, 2023 and the Company will redeem the 2025 Regulation S Bonds and the 2025 Allotment Bonds at 100% of their principal amount on September 19, 2025.

Early Redemption—Reduced Outstanding Amounts	The Company may, having given not less than 30 nor more than 60 days’ prior notice of redemption to the relevant bondholders and to the trustee (which notice shall be irrevocable), redeem all, but not some only, of the relevant series of Bonds then outstanding at 100% of their principal amount if, at any time prior to the date of giving that notice, the outstanding principal amount of the relevant series of Bonds is less than 10% of the aggregate principal amount of the relevant series of Bonds at the date of issue thereof.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Early Redemption—Redemption at the Option of the Company upon Increased Share Prices	On or after September 21, 2021 (in respect of the 2023 Regulation S Bonds and the 2023 Allotment Bonds) or September 20, 2023 (in respect of the 2025 Regulation S Bonds and the 2025 Allotment Bonds), having given not less than 30 nor more than 60 days’ prior notice to the trustee and the principal agent in writing and to the relevant bondholders (which notice shall be irrevocable), the Company may redeem all, but not some only, of the relevant series of Bonds at 100% of their principal amount provided, however, that no such redemption may be made unless the closing price of the Shares for each of the 20 consecutive trading days (as defined in the terms and conditions of the relevant series of Bonds), the last of which occurs not more than 30 days prior to the date upon that notice is first given, is at least 130% of the conversion price for the relevant series of Bonds in effect on each such trading day (taking into account any adjustments made in accordance with the terms and conditions of the relevant series of Bonds).

Other Redemption Events	There are other redemption events, such as for taxation reasons, in the case of a corporate event (as defined in the terms and conditions of the relevant series of Bonds), as a result of delisting of the Shares and upon the occurrence of a squeezeout event (as defined in the terms and conditions of the relevant series of Bonds).

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

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